UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 8, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 3Q23 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

Third quarter 2023 results

7 November 2023
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for slides refer to the third quarter 2023 results presentation.

Materials and a webcast
replay are available at www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – 3Q23 key achievements
Thank you, Sarah and good morning, everyone. During the third quarter and as we speak, we continue to see
an evolution

of the

macroeconomic outlook

with opinions,

forecasts and

markets changing

at a

very rapid

pace.
In addition, we

witnessed an

even further deterioration

of the geopolitical

landscape as a

result of tragic

events
in the Middle East. Our

thoughts are with those who

are suffering and have been

impacted by this violence,

as
well as our affected employees.

While we

have been

very busy

executing on

our integration

plans, our

top priority

is always

to stay

close to
clients, helping them protect their assets

and position their portfolios and businesses for future

opportunities.

Our wealth

management clients

remain cautious

and defensively

positioned.

And while

some of

our institutional
clients are taking advantage of short-term opportunities,

many still remain on the sidelines.
Our

consistent

dedication

continues

to

be

rewarded

by

their

confidence

and

trust

in

UBS.

This

was
demonstrated by

another

quarter

of

strong

flows

across

GWM

and

P&C.

In

the

third

quarter,

the

first

full
quarter since the acquisition, we made strong progress and delivered underlying profitability.

With respect to the

integration of Credit Suisse,

we continue to be encouraged

by our achievements to

date in
both our planning and execution.

In terms of

the lessons learned from

the events in

March, we welcome the

recent reports issued

by the Basel
Committee

on

Banking

Supervision,

the

Financial

Stability

Board

and

the

Swiss

Expert

Group

on

Banking
Stability.

Their findings

confirmed our

view that

the crisis

was not

a

result

of

insufficient

capital or

liquidity
requirements.

Rather,

the reports

emphasized sustainable

business models,

risk-adjusted profitability,

and importantly,

the
critical role

of robust

risk management

cultures and

effective governance.

We take

comfort in

these conclusions,
as they

have been

and remain

core principles of

UBS. Today,

we are

positioning UBS to

be an

even stronger
and safer global financial institution. It is for this reason that we remain confident the acquisition will allow us to deliver significant

value for all

of our stakeholders,

notwithstanding potential

macroeconomic or geopolitical
challenges.

Slide 4 – Strong progress amid challenging market conditions
Briefly summarizing

our results

this quarter. Our

strong underlying

performance

was driven

by positive

operating
leverage

at

the

Group

level.

GWM,

P&C

and

Asset

Management

all

delivered

underlying

PBT

growth.

IB
performance was

impacted by

market conditions

that were unfavorable

to our business

model and

investments
we expect to be accretive in future quarters.

Our capital

position remained

strong with

a CET1

ratio of

14.4% and

total loss-absorbing

capacity of

nearly
200 billion. We achieved

this result while

incurring 2 billion in integration-related

expenses and making good
progress running down non-core assets.

Despite our reported loss

in the quarter, we incurred over 500

million in tax expense,

and paid over 200

million
in cash taxes in Switzerland.
Slide 5 – Delivering on integration priorities
Our confidence

in the

ability to

successfully integrate

Credit

Suisse and

create substantial

long-term value

is
supported by the strong progress we made in the third quarter.

We have now stabilized Credit Suisse and continued to grow our franchise through new client acquisition and
share-of-wallet gains.

In addition,

our client

retention and

win-back strategy

is working.

Net new

money in
GWM was 22 billion and our strong deposit momentum

continued through the quarter.

The 33 billion in net

new deposits across GWM

and P&C also supported

our ability to reduce quarterly

funding
costs by 450 million through

the repayment of the Public

Liquidity Backstop and the

ELA+

that we announced
in August.
We are pleased to see

strong demand for UBS

debt in the

wholesale markets with

transactions priced at

similar
levels to where UBS paper stood before the rescue of Credit Suisse.
We have finalized the perimeter of Non-core and Legacy,

and our efforts to actively unwind positions resulted
in a capital release of around 1 billion.

Lastly,

we continued to

execute our plans to

reduce costs in

Non-core and Legacy,

restructure Credit

Suisse’s
Investment Bank and remove duplications across our operations.

We have already delivered around 3 billion in
annualized exit-rate gross cost savings. We expect to make

further progress in the fourth quarter.

Slide 6 - Client trust and confidence demonstrated

by strong flows in GWM and P&C
Slide 6

summarizes well

how quickly

we have

stabilized Credit

Suisse, and

the confidence

of clients

in UBS.
Credit Suisse

Wealth Management’s quarterly

net new money

has now

turned positive for

the first time

in a
year and a half,

with 3 billion in

the third quarter.

UBS Wealth Management’s 18

billion in net new

money is
the second highest third-quarter result in over a decade.

In addition, it

was satisfying to

see that our

efforts to win

back client assets

resulted in 22

billion in net

new
deposits from Credit Suisse clients across GWM and P&C.

Following our decision to

integrate Credit Suisse Schweiz,

we reached out to our clients

to re-assure them that
we remain committed

to delivering

the best

capabilities of

both institutions.

In addition, we

reiterated that

their
credit limits across both banks will remain in place.

To

date, client

reactions have

been broadly

constructive and

net new

deposits in

P&C were

positive in

both
Personal

and Corporate

banking client

segments. We

are

particularly pleased

that this

was also

the case

in
September, the month following our decision to integrate both franchises.

Slide 7 – Accelerating the run-down of Non-core and

Legacy assets
In Non-core and Legacy,

we also made strong progress this quarter.

80% of the sequential reduction in NCL’s
credit

and

market

risk

risk

weighted

assets

was

driven

by

actively

running down

positions,

executed above
marks. Non-operational risk weighted assets

have now been

reduced by nearly one-third

since 1Q23 and the
expected natural run-off profile has improved by 3 billion.
While we

have some

credit risk

exposure in

certain local

emerging markets

and other

more complicated

bilateral
positions

that

resulted

in

CLEs

this

quarter,

the

key

risks

across

the

portfolio

are

well

understood,

actively
managed and in most cases, well hedged.

The

majority

of

our

credit

risk

exposure

is

with

high-quality

borrowers.

Over

75%

of

the

exposure

is

rated
investment grade.

This provides

us with

the comfort

to continue

to pursue

our strategy

to accelerate

the disposal
of

these

assets

in

a

way

that

optimizes

value

for

our

shareholders,

while

also

protecting

our

clients

and
counterparties.

The finalized

perimeter of

Non-core and

Legacy contains

30 billion

in operational

risk weighted

assets. As

a
function of the natural decay across the portfolio, we expect a reduction of around 50% by the

end of 2026.
Todd

will take you through this in more detail.
Slide 8 – Integration planning and execution well

underway

Returning to the integration, let me reiterate that

the complexity is not just from

managing two G-SIFI banks.
Our

immediate

priority

since

the

transaction

was

announced

and

closed

had

to

be

on

stabilizing

and
restructuring Credit Suisse. This will continue to be the case until the early part of 2024.
At the same

time, we are

executing on our integration

plans at pace, and

on the left

side of slide

8, you can
see

a

selection

of

our

recent

achievements.

Notably,

we

have

established

management responsibilities

and
operating models across business divisions and

legal entities, including in our Swiss franchise.

You

can also see some of our key priorities through the end of this year and beyond. This includes the merger of

our

significant

legal

entities,

client

migrations

across

all

of

our

business

divisions

and

executing

on

our
technology decommissioning plans.

Last but

not least,

we are

also working

toward finalizing

our 3-year

strategic plan,

which we

will present

in
early February.

Slide 9 – Working towards ~15% RoCET1
As we continue

to progress our plan,

the main focus

has been on

delivering synergies for

the combined Group.
We remain confident that the

2026 goals that we presented last

quarter are achievable. But, as |

said then, it
will not be a straight-line journey.

We are pleased that the first phase of gross cost savings has already been executed in 2023. But I am sure we all

appreciate

the

significant costs

associated with

running and

combining two

G-SIFIs,

one

of

which is

still
structurally unprofitable.

From an operational standpoint of

view, it

is clear that 2024 will

be a pivotal year.

Completing the merger of
our significant legal entities before the end of next year is a critical step to enable us to unlock the next phase of our cost, capital and funding synergies,

which we expect to realize in 2025 and 2026.
Our enhanced scale, leading client franchises and increased future earnings power will position us for growth.
Disciplined execution

will continue

to be an

important driver

for our

performance and

we are on

track to

deliver
on our plans.

We are optimistic

about our future

as we build

an even stronger

and safer

version of the

UBS that
was called

upon to

stabilize the

financial system

in March, and

one that

all of

our key

stakeholders can

be proud
of.
With that, I hand over to Todd.

Todd

Tuckner
Slide 11 – Update on reporting charges
Thank you and good morning everyone. As

Sergio highlighted, we are executing on

our plans at pace. In

our
first

full

quarter

since

the

Credit

Suisse

acquisition, we’ve

delivered

underlying

profitability

and

maintained
strong client momentum with impressive net new money inflows in Global Wealth Management and net new deposit growth in our Swiss franchise.

We

also made

substantial progress

in de-risking

our Non-core

and Legacy

portfolio, reinforcing

our balance
sheet for all seasons.
Before I move on to discussing details of our financial performance, let me describe the reporting changes we implemented this quarter and the ones we

expect to introduce soon.
Today,

for

the

first

time

we’re

presenting

the

results

of

our

performance

segments

on

a

combined

basis,
reflecting

the

way we’re

managing our

businesses and

engaging with

clients. In

addition

to Global

Wealth
Management,

Personal

&

Corporate

Banking,

Asset

Management

and

the

Investment

Bank,

we

are

now
separately

reporting

Non-Core

and

Legacy

as

well

as

Group

Items,

all

of

which

reflect

the

combined
performance of UBS and Credit Suisse under IFRS and

in US dollars.

As

I

said

during

the

second

quarter

earnings call,

our

aim

is

to

be

clear

and

forthcoming in

explaining the
financial reporting

of this

complex transaction.

Therefore,

we’ve introduced

underlying performance

metrics
that primarily strip out the PPA

-related pull-to-par effects from revenues

in our core businesses and

adjust for
integration-related expenses across all performance segments.

Regarding the pull-to-par

effects in NCL,

in the quarter

we reclassified most

of the positions

that Credit Suisse’s
Investment Bank and

Capital Release Unit

historically accounted for

on an

accrual basis to

fair value

through
P&L, as those positions in NCL are now held for sale. As a reminder, those positions gave rise to the 3.1 billion in future NCL pull-to-par revenues that we flagged last quarter.

Given that NCL generates revenues in various
ways, whether from early

unwinds of positions and other

disposals, mark-to-market on its fair

value book, or
from pull-to-par effects,

we don’t distinguish

among the various

accounting classification types. Accordingly,
in the quarter

and going forward,

all sources of

NCL income,

gain or

loss will be

treated as part

of its underlying
performance.

As

last

quarter’s

disclosed IFRS

results

reflect

only

one

month

of

Credit

Suisse’s operating

performance, to
improve comparability, we’ve prepared estimated underlying results that reflect all three months of the second
quarter. As I go

through my

remarks, unless

otherwise stated,

I will

compare our

underlying third

quarter results
sequentially to this

estimated performance in

the prior quarter.

We’ll focus

on sequential developments

until
the third quarter of 2024, when we’ll resume

year-over-year commentary.
Now, on to

our planned changes. In the fourth quarter we will expand

our Global Wealth Management asset
flows disclosure and enhance comparability

with US peers. We

will report net new

money plus dividends and
interest, as well as disclose net new fee generating assets for the combined franchise. We intend to introduce a growth

target for

net new

money,

plus dividends

and interest,

when we

present our

integration KPIs

and
targets as part of our fourth quarter results early next

year.

Additionally, starting from

the first

quarter of

2024, we

expect to

push out

to our

business divisions

substantially
all balance sheet and P&L

items that were previously retained centrally

in Group Items. The only exceptions

will
be for group

items that are

not directly

attributable to divisional activities,

including deferred tax

assets, cash
flow hedges, own

credit and

their associated P&L

effects. Our

business division equity

attribution framework
will also

reflect these

changes

whereby the

average levels

of equity

across the

business divisions

will more

closely
align to our current Group capital targets.

Slide 12 – 3Q23 underlying PBT of 0.8bn, higher

revenues and lower costs QoQ
Moving on

to our

financial performance

on Slide

12. The

quarterly profit

before tax

was 844

million, a

1.4
billion

increase

from

the

second

quarter as

we

delivered

strong

positive

operating

leverage

with

0.6

billion
higher revenues and 0.5 billion lower operating expenses.

Additionally, CLE

declined by 0.4 billion sequentially to 0.3 billion,

which mainly related to Credit

Suisse loans
within P&C and NCL,

which I cover later in

more detail. By comparison,

CLE in the second

quarter of 0.7 billion
included more

than 0.5

billion of

charges primarily

related to

the take-on

recognition of

ECL allowances

on
Credit Suisse’s lending portfolios.
On a

reported basis,

the third

quarter net

loss was

785 million,

as 526

million in

tax expense

arising in

profitable
entities, could not

be offset by tax

benefits from losses

primarily generated by

certain Credit Suisse

subsidiaries.
We expect our

effective tax rate to

remain elevated until

we merge and restructure

our most significant legal
entities. After that time, the effective tax rate should

gradually return to a level below 25%,

absent the effects
of any remeasurement of deferred tax assets.
Slide 13 – 3Q23 underlying total revenues 10.7bn, up

6% QoQ
Moving to Slide 13. Revenues

increased by 6% this quarter

to 10.7 billion driven by

lower funding costs within
Group

Items and

gains in

Non-Core

and Legacy

as the

team accelerated

the unwind

of certain

positions at
attractive prices relative to book values.
Revenues in

Group Items

increased sequentially

primarily due

to the

reduction of

around 450

million in

centrally-
held funding

costs from

the Credit

Suisse-related liquidity

measures that

were repaid and

returned in

the middle
of the third quarter. For the fourth quarter we expect an additional

100 million benefit from these actions.

It is
worth noting that the cost of replacement funding

is being absorbed by the core businesses

and is reflected in
their sequential NII performance and guidance

this quarter.

Total

revenues reached 11.7 billion, including 958 million that we’ve stripped out of underlying revenues. This amount

consisted

of

764

million

in

pull-to-par

effects

as

well

as

194

million

of

NII

in

our

core

businesses
benefitting from the

merger date elimination

of the unrealized

loss balance

associated with

Credit Suisse’s cash
flow hedge program.

Slide 14 – Pull to par overview and revenue recognition
On Slide

14 we

show the

details of

pull-to-par and

similar effects

that we

expect to

recognize in

future quarters.
The pull-to-par starting balance as of transaction close was 9.3 billion, excluding the 3.1 billion reclassification in NCL that I described earlier. Considering the pull-to-par accretion of 1.1 billion recognized since the merger date, including 0.8 billion

this quarter, the remaining balance that will

accrete into income over

future quarters
is expected to be around 8.2 billion.

We expect the

majority of this balance

to accrete into

income by the

end of 2026,

barring the impact of

any
early

unwinds, with

500

million

expected next

quarter.

We

also

expect

to

recognize

around

900

million of
additional NII in GWM

and P&C relating to

the eliminated cash flow hedge

item I mentioned a

few moments
ago, with 150 million expected in 4Q.

As a

reminder,

these effects

are stripped

out of

our underlying

revenues with

about half

being CET1

capital
accretive. I would

also point out

that we continue

to expect total

pull-to-par revenues, including

the reclassified
NCL and

post-2026 recognized portions,

to broadly

offset the

costs to

achieve the greater

than 10

billion in
gross savings we

described last

quarter. Having said this,

like in the

third quarter, we expect there

will be timing
mismatches in

the recognition

of these

reported revenues and

expenses, resulting

in headwinds

to our reported
results, particularly in the fourth quarter and throughout

2024.

Slide 15 – 3Q23 underlying operating expenses 9.6bn,

down 5% QoQ
Moving to Slide 15. Operating expenses for the

Group decreased to 9.6

billion, down 5% as our cost

savings
initiatives take effect, partially offset by reinvestments to help grow our core businesses.

Progress

on

our

restructuring

actions

led

to

2

billion

in

integration-related

expenses.

Roughly

half

of

these
expenses was related

to personnel costs,

including severance payments, salaries of

employees fully dedicated
to integration matters, and

the costs of

retaining key personnel. The

other half was related

to non-personnel
matters, including

real estate

impairments and

depreciation, onerous

contract charges,

and consulting

and legal
fees.

For the fourth

quarter, we expect integration-related

expenses in excess

of 1 billion,

although certain

additional
costs to achieve may arise if we see opportunities

to accelerate savings.

While we

manage our

integration to

achieve overall

cost reductions without

specific headcount

targets, I would
note that our combined workforce

fell by over 4

thousand in the quarter,

bringing year-to-date reductions to
13 thousand, or down 9% versus the workforce of both banks as of the end of 2022. Across our cost-savings initiatives, we’ve achieved around 3 billion

to date in gross run-rate

cost saves with further progress

expected
in the fourth quarter.
Slide 16 – Diversifying sources of funding and maintaining

a strong liquidity position
Turning to Slide 16.

In the quarter

we maintained a

strong capital position

with around 200

billion of TLAC

and
a CET1 capital

ratio of

14.4% mainly

as we

reduced RWA from

the active

run-down in

our NCL

portfolio, which
offset reductions in

our CET1 capital in the

quarter.

Our CET1 leverage ratio increased

to 4.9% at the

end of
the quarter.

As we previously

guided, we

expect to

maintain a

CET1 capital ratio

of around 14%

throughout the

integration
timeline, even if our reported performance over the coming quarters remains affected by the costs of winding down the NCL unit and the work needed to

achieve cost synergies in our core businesses.

During the quarter we issued

4.5 billion of US

dollar TLAC attracting very strong

demand, and pricing at pre-
acquisition spreads,

in a

clear sign

of fixed

income investor

confidence in

our name.

To

further diversify

our
sources

of funding,

we successfully

placed 3

billion in

SEC-registered

OpCo and,

just after

the quarter,

820
million Swiss francs in UBS’s inaugural Swiss

covered bond issue, both attractively priced.
Regarding liquidity, we maintained a prudent profile in the quarter with an LCR of nearly 200%, supported by
33

billion

in

total

deposit

inflows.

I

would

note

that

these

strong

deposit

inflows

across

Global

Wealth
Management and Personal & Corporate Banking

increased our overall deposit coverage ratio.
Going forward, we expect

to continue to operate

with a prudent LCR

to comply with the

revisions to the Swiss
Liquidity Ordinance that will come into effect on January

1, 2024.
Regarding

the Swiss

National Bank’s

recently announced

changes to

its

minimum reserve

requirements

and
sight deposit remuneration policies that take effect next month, we expect an annualized reduction of around
80 million Swiss francs to our NII, of which

two-thirds will impact P&C and one-third GWM.

Slide 17 – Global Wealth Management
Turning

to

the

performance

in

our

businesses,

beginning

on

slide

17.

In

Global

Wealth

Management

we
continued strong momentum with 22 billion in net new money inflows across all regions. We saw particularly
strong inflows in both APAC and EMEA, with

13 and 8 billion

in net new money, respectively. Importantly,

our
Credit Suisse Wealth

Management business

attracted quarterly

net inflows

for the

first time

since the

beginning
of 2022. In

the quarter,

we also attracted 25

billion of net new

deposits, including 17 billion from

the Credit
Suisse wealth side.

These impressive flows

are a true testament

to the trust

our clients continue

to place in us.

They also reflect the
success of our clear and decisive

win-back, retention, and client-acquisition

actions, as well as intensified client
engagement levels

since the

deal’s completion.

We

expect to

further build

on this

momentum as

the value
proposition of

the combined

firm becomes

more tangible

to our

clients. For

instance, all

of our

clients now

have
access to the UBS House View from our CIO,

and our wealth management product and solution offerings are being unified and aligned across the platforms.

As mentioned, from next quarter

we will report net new

money plus dividends and

interest, as well as net new
fee generating

assets for

the combined

franchise. In

the third

quarter,

inflows based

on this

new definition
were 39

billion, and net

new fee generating

assets in solely

the UBS portion

of our wealth

business were 21
billion, with positive flows across all regions.

Moving on

to GWM’s

P&L. Profit before

tax was

1.1 billion,

over 40%

higher sequentially, driven by

a reduction
in costs

and credit

loss expenses

with roughly

flat revenues.

Excluding the

impact of

CLE,

which included

a
significant acquisition-related ECL charge last

quarter,

underlying profit before

tax increased by around

20%,
supported by lower underlying operating expenses.

This quarter

GWM revenues

of 5.5

billion were

broadly flat

as increases

in recurring

fees were

offset by

a decline
in

NII.

Combined

net

interest

income

was

down

3%,

on

an

underlying

basis

and

excluding

FX,

reflecting
continued deposit

mix effects

due to rotation

into higher-yielding

deposits, and

ongoing deleveraging.

This was
partially offset by sequentially higher deposit balances that serve to close the funding gap in the business and
strengthen

the

structural

profile

of

our

balance

sheet.

For

the

fourth

quarter

we

expect

a

mid-single-digit
percentage decline in NII mainly from continuing deposit

mix shifts.

Credit loss expenses in the quarter across GWM were 2 million.

Operating expenses declined by 0.2 billion

to 4.4 billion mainly driven by

lower personnel expenses as reduced
headcount levels, which we expect to continue

sequentially, began to benefit our underlying earnings.

Although

it’s

early

days

in

terms

of

synergy

realization

in

GWM,

we

are

already

seeing

progress

from

our
integration

efforts.

The

division’s

underlying

cost/income

ratio

in

the

third

quarter

dropped

by

around

3
percentage points to 80%.
Slide 18 – Personal & Corporate Banking (CHF)
Turning

to Personal & Corporate

Banking on slide 18.

Profit before

tax increased by

0.1 billion to 773

million
Swiss

francs,

mainly driven

by

a

decrease

in

credit

loss

expenses.

Excluding

CLE,

P&C’s

PBT

was

up

slightly
quarter on quarter.

Revenues increased to 2.2 billion.

With the announcement of the Swiss integration at

the end of August, the
business is

highly focused

on client

engagement and

deposit win-back.

Early indications

are

encouraging as
evidenced by

the stability

of the

revenue line,

the resilience

of business

volume and

the commencement

of
deposit returns.
Net interest income decreased by 4%

despite the narrowing funding

gap from net new deposit inflows,

which
mainly came

from our

corporate clients.

A primary

driver

of the

sequential decline

this quarter

was the

additional
cost of restoring the structural funding profile of the combined business to UBS’s NSFR standards.
For the fourth quarter,

we expect a low single digit

percentage decline in NII mainly due

to rotation to higher
yielding deposits.
Credit loss expense in

the quarter was 154

million Swiss francs almost exclusively

from two factors

related to
Credit Suisse’s

Swiss Bank.

First, we

recognized CLE

on [Edit:

for credit-impaired]

loans, mainly

to corporate
counterparties that were already impaired on the merger date and deteriorated further this quarter, as well as newly defaulted

positions. Second,

we moved

to Stage

2, and

provisioned in

line with

UBS’s coverage

ratio
standards, all loans including those as of the merger date on Credit

Suisse’s watchlist as well as those lending
exposures that experienced a significant increase in credit risk during the third quarter.
Underlying

operating

expenses

were

roughly

unchanged

at

1.2

billion

on

lower

personnel

and

litigation
expenses, with the underlying cost/income

ratio down quarter on quarter to 57%.
Slide 19 – Asset Management
Moving to slide 19. In

Asset Management the underlying profit before

tax increased to 156 million

on higher
revenues and lower costs.

Revenues were slightly higher

at 755 million, with

increases in net management

fees
driven by market performance and FX, and higher

performance fees from our hedge fund businesses.
Operating expenses decreased to 599 million mainly

due to lower personnel expenses.
Net new money in the quarter

was negative 1 billion driven by

Credit Suisse outflows, which continue to

taper
since the

acquisition, with inflows

expected to

gradually return

from proactive

client engagement. It’s

worth
noting

that

the

UBS

side

of

the

business

attracted

net

new

money

inflows

this

quarter

in

a

challenging
environment for

asset managers.

We saw strong

demand for

our Money

Market, SMA

and Real Estate

& Private
Markets solutions, partly offset by client asset allocation shifts away from China, Equities, and Hedge Funds in the current market dynamic.
Net new money excluding money markets

and associates was negative 8.3 billion.
Slide 20 – Investment Bank
Turning

to the

Investment Bank

performance on slide

20. Since

the UBS

IB has

taken on

only select

parts of
Credit Suisse’s investment bank and the latter saw little activity in the second quarter,

we compare the results
of the combined IB with standalone performance

in the prior year’s third quarter.
We will continue to offer year-over-year comparisons to standalone UBS IB performance in the quarters ahead while also providing commentary

on sequential developments

until the third quarter

of 2024, as with

the other
business divisions.

The operating

loss of

116 million

was a

result of

additional costs

related to

the retained

portion of

Credit Suisse’s
Investment Bank, which

was only partially

offset by standalone

profit before tax

in UBS IB,

as market conditions
remain challenging for our business model.

Underlying revenues, which exclude

251 million of pull-to-par

accretion and other

effects, declined 6%

year-
over-year to 1.9 billion

amid muted client activity due to ongoing concerns around terminal interest rates and
geopolitical events.

Volatility

across

asset classes

declined significantly

from a

year ago

and global

fee pools
remained depressed.
Against this

backdrop, Global

Banking revenues

increased 36%

with particular

strength in

leveraged capital
markets

and

strong

performance

in

EMEA.

Advisory

outperformed

the

global

fee

pool,

and

was

further
supported by revenues from the heritage Credit Suisse franchise.
Global Markets

revenues declined

15% from a

very strong

third quarter, reflecting lower

revenues across

macro
products

and equity

derivatives. This

was partly

offset by

growth in

Financing supported

by increased

client
balances.

Overall, revenues generated from the retained portion of Credit Suisse’s investment bank were 113 [edit: 131]
million this quarter, primarily in Advisory as well as Derivatives and Solutions.

Operating expenses rose 27%, predominantly from additional personnel costs related to the retained portions of Credit Suisse’s Investment Bank, as well as higher

technology costs and FX.
As we manage the Investment Bank integration, we remain disciplined in our resource management. RWAs at
23% of the Group’s resources excluding NCL were roughly unchanged sequentially.
Looking ahead, as the majority

of the onboarding of our colleagues

and positions to UBS IB

systems is planned
for completion

by the

end of

the year,

we expect

revenues

to ramp

up over

the course

of 2024.

Given this
timing,

in

addition

to

current

market

conditions

and

seasonality,

we

expect

continued

pressure

on

our
underlying profitability in the fourth quarter.

Slide 21 – Non-core and Legacy

Moving

to

Non-Core

and

Legacy

on

Slide

21.

Excluding

integration-related

expenses,

NCL

generated

an
underlying operating loss of 1 billion.

Quarterly revenues of 350 million consisted mainly of gains from the early unwind of loan commitments while
the portion of

the NCL portfolio

that remains on

the accrual method

of accounting was

left broadly unchanged
this quarter given recovery expectations on the underlying

lending positions.
Credit loss expense

was 125

million. Additional

provisions of

71 million

reflect application

of the

same extended
credit

watchlist approach

I described

earlier in

the context

of P&C.

We

also saw

54 million

of charges

from
Stage 3 and purchased credit-impaired loans that deteriorated further in the quarter.

Underlying operating expenses

reached 1.2 billion, split roughly

equally between personnel

and non-personnel
costs. Integration-related

expenses of

918

million consisted

of

onerous

contract charges,

real

estate-related
expenses, and personnel costs linked to headcount

reductions and retention.

For the fourth

quarter,

we expect the

underlying cost base in

Non-Core and Legacy

to decrease further

from
additional staff reductions whose costs are directly housed within, or allocated to, NCL.

As Sergio mentioned, in

the quarter we took

decisive actions to reduce

RWAs. 5 of the total 6

billion reduction
resulted from active de-risking of exposures across the array of NCL portfolios. LRD was reduced by 52 billion, including 15 billion

resulting from lower HQLA

requirements and 12 billion

from the accounting

reclassification
of loan commitments from accrual to fair value.

During the

quarter,

we completed

the initial

impact assessment

on our

operational risk

RWA

from the

final
Basel 3 standard, which comes into effect on January 1, 2025. Based on this initial study, we expect Group op
risk RWA to remain broadly unchanged at the current level of 145 billion.

We also

determined on

the basis of

our impact

assessment initial levels

of RWA

to apportion

to each

of our
business divisions,

including NCL.

The 30

billion of

operational risk

RWA assigned

to NCL

this quarter

is expected
to diminish over time as a function of two considerations: the run-down of the NCL portfolio and the removal of certain legacy litigation matters given the

lapse of time. On the basis of natural roll-off in both contexts,

we
expect operational risk RWA in NCL to decrease to around 14 billion by the end of 2026.
As a reminder, we continue to expect a roughly 5% increase from day-1 effects in 2025 from other final Basel
3 considerations, mainly FRTB.
Slide 22 – On track to deliver on our integration

goals
As we look ahead

to the fourth quarter,

we expect many of the

drivers of underlying profitability to continue
to progress.

In particular, we

expect underlying

operating

expenses to

decline sequentially

as our

core businesses
realize incremental synergies,

and NCL remains

focused on actively

running down its

portfolio to release capital
and accelerate cost saves.

In addition

to the

NII expectations

that I

described earlier,

transactional activity

may be

affected by

seasonal
factors as well as client sentiment in response to the

geopolitical landscape.

Despite these elements, we are executing on our integration plans at pace and remain on track to achieve our goals of around a 15% return on CET1 capital and a

cost/income ratio of less than 70% by the end

of 2026.

With that, let’s open for questions.

Analyst Q&A (CEO

and CFO)
Stefan Stalmann, Autonomous Research
Yes. Good morning, gentlemen. Thank you very much for the presentation. I have two questions and they
may be linked. The first regarding the outstanding SNB

funding. I don't think there's any update in the
disclosure material on where the number has moved to.

I think the last disclosed number was CHF 38

billion
at the end of August. Could you provide an update

here?
And possibly related to this, it looks to me looking at

SNB data that there has not been a lot further reduction
of SNB funding after August, in September. Is that a good interpretation of the data? And is there any
connection here between your management of the

SNB funding and the new Liquidity Ordinance

that has
come into play – that will come into place

in January? And is it possible for you to

give us a guidance on how
your liquidity ratios will look like on the 1st of

January under this new Liquidity Ordinance in Switzerland,
please? Thank you.
Todd

Tuckner
Hi, Stefan. Thanks for your questions. So,

in terms of the outstanding SNB funding, no,

it's – we still have the
– that funding levels are still unchanged at this

stage. We are working through our business plans and as well as our funding plans. And we'll consider

the ability to repay some or all of that over the course

of the coming
months, but your read was correct.
In connection with that funding and the Liq.

Ordinance, no. I'd say there's no specific connection with

that.
And we're not maintaining that funding, particularly

in respect of satisfying the Liquidity Ordinance per se.
That said, the LCR guidance that you're looking for, as we say, will remain prudent. So you can expect it to remain at levels not terribly far away from where we finished 3Q

at.
Stefan Stalmann, Autonomous Research
Great that’s very helpful, thank you.
Giulia Miotto, Morgan Stanley
Yes. Hi. Good morning. Two

questions from me. The first one on capital

distribution. I know it's very early and
I guess you will comment on

Q4, but what are the stepping stones

that we should look out for

before you can
resume a buyback? That's my first question.
And then, the second question is with respect to costs. In the quarter, there was an excellent delivery on costs and the USD 3 billion target by year

end has already been achieved. So basically,

where do we go from

here?
Can we assume that this steady path of cost saves

can continue? Or will there kind of be a pause until there

is
the legal merger because you have already basically extracted as much as you could of the low hanging fruit?
Thank you.
Sergio P.

Ermotti
Okay. Thank you. So in respect of the capital distribution plan or capital return plans, as you pointed out,
you're going to have to be patient. You know, is for the time being I just can reiterate that we are still looking to have a progressive cash dividend policy that will be implemented.

And for the rest, you need to have –
what you need to see is the visibility with

the plan. So we are finalizing the three-year plan and that will allow us to really calibrate capital returns.

I just want to reiterate, I still believe at this stage, although the plan is not finished, that capital returns

and
share buybacks is not a matter of years. In my point of

view, it could be a matter of quarters. But without
having the final plan, it's difficult to really make a final statement. But that will be addressed in February.
And somehow, it's linked to your second question because, of course, I'm not so sure, I would define the
progress we've made so far as low hanging fruit. But I

think that it takes efforts and time to go through this.

I
do believe that we still have costs that can be

taken out during 2024, regardless of what you are pointing out being the critical issue is the legal entity merger. The legal entity merger is the triggering point that allow us
to go to the next level of cost reduction and synergy

realizations from an operational standpoint of view, but
also from an IT stand point of view.
So 2024, as Todd

mentioned, is the – and I also remarked, is

a pivotal year,

is probably the one time in which
we're going to incur the most costs in order to achieve the synergies that we'll achieve in 2025 and 2026. So, you see how the two questions are somehow linked.
Giulia Miotto, Morgan Stanley
Thank you.
Andrew Coombs, Citigroup
Good morning. Two questions from me, please. Firstly, on the GWM net interest income trajectory. Thank you for the commentary in your prepared remarks. I think you said after a 3% decline in Q3, you expected
mid-single-digit percentage decline in Q4 and that

there's an ongoing deposit mix shift. So that

seems to be
accelerating rather than decelerating. So can

you give us any indication of how much

longer you think that
trend could continue for? Do you think now that

we're at peak rates, if anything, that should slow

as we go
into 2024? And also, if there's any implications from your

broader deposit pricing that's also influencing that
sequential NII decline. That's the first

question.
Second question, there's

been quite a

lot of media

commentary over the past

week ahead of

the Too

Big To
Fail

review

coming

out

in

spring

next

year.

I

think

there's

been

some

explicit

discussion

around

potentially
introducing more exit fees or more notice periods around deposits. So, anything you could say with regards to
that and also what that means for your competitive

positioning versus international peers?

Thank you.
Todd

Tuckner
Yeah. Thanks, Andrew.

On the first in terms of GWM NII trajectory, I think you captured it right in terms of guidance around a mid-single digit decline owing to

deposit mix shifts and whether that

seems like an
acceleration. I'd comment that I think what we're seeing

is a bit of a broadening of that dynamic more across
the globe.
We saw in most of 2023 that dynamic being very significantly driven by moves from sweep deposits into
higher yielding deposits in the US. And we

saw less of that in Europe and APAC, as well as in Switzerland.
And so while we're seeing the US taper now, both in the current quarter and as we look ahead, we're seeing
a bit of an expansion of that dynamic in other

parts of the globe, and that's what's

sort of driving that.
As I look out into 2024, we're doing

that work now. We'll come back with a view during

February with a view
on full year 2024. I would just conclude on the point saying, no,

I don't see pricing having an impact. I mean,
this is just a

response to the current

rate environment as clients

are undergoing cash sorting

across our client
base.

Sergio P.

Ermotti
So in respect of what you mentioned and changes

in the law or regulations around liquidity. I think I can only say that it's pretty difficult to track all the rumors, speculations and ideas that are coming up, almost daily.
On the Swiss media, I think that I can only tell you that, that at this stage what stands is that even the Finance
Minister took an official stance

on the matter. I mean, those are speculations. I don't

believe this is going to

be
part of the package. I think that - I'm convinced that Switzerland will keep its standards in terms of allowing

–
or responding to the crisis in March, not only the one in Switzerland, but broadly speaking,

with following the
recommendation

that

it

will

be

set

by

the

FSB

and

other

bodies.

And

in

that

sense,

I

don't

see

us

being
particularly disadvantaged

compared to

any other

jurisdictions in

terms of

a Liquidity

Ordinance. So,

I guess
that we will

follow up

and I

think it's

going to

still take

months and

months before

the full

analysis of what
happened will translate into concrete actions.
Adam Terelak, Mediobanca
Good morning. Thanks for the

questions. I had a one big picture question on revenues and

then a follow-up
on the operational risk RWA. Big picture, your revenues at the minute are annualizing to low-40 billions or so.
Clearly, your target has a number,

which is probably USD 50 billion-plus. Just want

to understand how you
see the revenue bridge from here through to 2027 and what the key moving parts should be, particularly in
the context of some of your GWM trends, which

at the minute seem to be down before we go back

up.
And then, secondly, on operational risk, I

just want to understand

some of the assumptions

that are going into
your Basel IV

guidance there. Clearly there's

some uncertainty around ILM.

There's a bit

of uncertainty about
what losses

to use

in

that standardized

calculation. So

what losses

from

the Credit

Suisse

business are

you
having to

carry forward

and how

does that

impact your

operational risk

RWA? And then,

finally, can I just

clarify
on the Basel 3.1 finalization guidance, is that

5% ex. any moves in operational risk? Thank

you.
Sergio P.

Ermotti
Thank you, Adam. So in terms of revenues, I'm not

so sure we ever indicated that we have a USD

50 billion
plus revenue. I don't know where this figure is coming from. What

I remember saying back in August is that
our targets, our ambitions for 2026 are not based on

blue sky scenarios on revenues. So, if anything, I guided
to the contrary of that.
So we are definitely focused on costs and we are definitely

also focusing on the denominator. So we need to
basically focus on managing and utilizing in a better

way the resources and the risk-weighted assets that we
have right now.
I

have

to

go

back

to

the critical

point.

Mission number

one

we have

had

in

the last

six

months and

in

the
foreseeable future is to restructure Credit Suisse,

okay? And then we're going

to talk about synergies

and then
we're going

to talk

about growth.

But, before

we talk

about growth

of the

top line,

we need

to restructure
and reset the basis. And in that

sense, believe me, we are not

counting on blue sky scenarios

and that figure is
not really our figure.
Adam Terelak, Mediobanca
Can I ask for a better landing point then?
Sergio P.

Ermotti
Well, the landing point you will see it in February.

Adam Terelak, Mediobanca
Okay. Thank you.
Todd

Tuckner
Adam, on your second question in terms of

op risk RWA and modeling, as I mentioned, we did an initial
impact assessment. It was quite dynamic.

We've had only initial discussions with our regulator at this point in
time, naturally ahead of the formal introduction of Basel

III final for op risk RWA, there'll be much more
extensive interactions with the regulator to agree on the

particulars around the ILM, as you say.

We made certain modeled assumptions for now, as well as the loss history. We made certain assumptions about the loss history and the roll off of certain legacy

matters. So, it was a thoughtful analysis, a

good initial
view, but it's going to be one that requires more work and more engagement with our regulator over the coming months.
On the

5%, actually,

no, it's not

ex-op risk, it's

inclusive. But given

that, op

risk we're saying,

as I said

in my
remarks, we see that as broadly unchanged from now. The maths are the same either way.
Adam Terelak, Mediobanca
Perfect. Thank you very much.
Flora Bocahut, Jefferies
Yes. Good morning. I'd like to talk about the net new money, especially at CS this quarter, because if I look at extrapolating the quarterly changes in net

new money at CS that we've seen over the

past two quarters, it
seems to point to a run rate where you gain USD 20

to USD 30 billion of net new money per quarter. But
then, if I try and reconcile just the month of September

from what you had disclosed with Q2, it looks like
there's been a slowdown actually in net new money

at CS with just USD 2 billion in Wealth this month.

So
what should I consider as a more normalized level from

here? Is it going to be still the pace we saw over
quarterly basis or there is a slowdown because the environment is tougher. You

probably have visibility there
with what happened in October.
And the second question is actually following

up on this. I know you are going

to provide us with the strategic
update at

the full

year, but any hint

as to

what kind

of assumptions

you've made

in your

RoCET1 target

towards
2026 regarding

the AUM level,

especially considering the

fact that

the market effect

is starting

for the more
negative now. Thank you.
Todd

Tuckner
Hi, Flora. Thanks for the questions. So, on

the net new money for Credit Suisse Wealth, I appreciate your doing a fair bit of the extrapolation math

but a long time in this business tells me

that extrapolating net new
money trends is probably not necessarily the way to go, certainly not from you know, a month or so.
The point we've made is that we've stabilized

the business. We're seeing inflows after massive outflows

and
that for us, as Sergio highlighted, was really objective

number one, was to stabilize the business

and that
we've achieved.

Look, going forward in any case, we're going to be reporting these metrics on a combined basis. We're just
giving an indication because we talked about that

in the second quarter. We gave an indication even up to
the late publication date towards the end of August.

So, we, Sergio and I, wanted to follow

through on that
and offer that perspective, but the expectation going

forward in any case is that Wealth Management, which
is how we manage the business, will be providing a

combined net new money plus dividend and

interest
figure going forward.
And in terms of the RoCET1 assumptions

in terms of AUM levels, we're doing that work

now. Naturally,

when
we develop the landing zone targets that we articulated in the second quarter, we had a view on growth, but now we're

validating that in

our business

planning process and

we'll come back

and offer

specificity around
that in February.
Flora Bocahut
Thank you.
Jeremy Sigee, Exane BNP Paribas
Good morning. Thank you. I'd like

to ask two questions about non-core, if I could.

The first one on the RWA
outlook, you've had a great start already reducing that balance down quite effectively. The runoff you show
in the slide is effectively the natural runoff with no action, but clearly you are taking action. So, is it
reasonable for us to expect that rather than being

down 50%, it could be down 75% or 100%

within that
sort of three-year timeframe? It seems that you're on a

more aggressive trajectory than that passive runoff
that you're showing in the slide.
And then,

the second

question is

also about

non-core, about

the P&L.

So you're

annualizing in

this quarter
around USD 1 billion positive

revenues and USD 5 billion

of costs. I just wonder

is that a representative starting
point for

us to

sort of

model non-core

going forward?

And linked

to that,

how much

could that

change in
2024? Could we see – will we

still see positive revenues in 2024 in

non-core? And how much could we

expect
the costs to reduce in 2024 in non-core?
Sergio P.

Ermotti
I think, Todd, I mean, let me start with taking the one on – you know we are giving as we mentioned last
time, we just give you a flavor for the natural decay

in order for you to understand that, what will

be the
leftover in case we do nothing. And as you

pointed out, we have been pretty active.
Having said that, I don't think it's reasonable to assume

that we're going to take down 100% or 75% to
100% per se because it all depends on at

what terms we will do it. The very critical

topic here is that we have
to do it in a way that creates value and not just headlines.

So, we can get rid of probably many of those
positions, but destroying a lot of value. And this will be

in conflict with capital accretion and the ability for us
to return capital to shareholders.
So, I think

that it's very

clear what

is the framework

we are using

and I think

objective number

one around non-
core is not necessarily just

to accelerate the wind down of

assets, but it's to take down

cost. That's the much
more critical element of freeing up capacity and resources.

Todd

Tuckner
And Jeremy, on the P&L question, for sure, on the revenue side, I would not annualize the current quarter's revenues. The revenues are a function of – the market through which we would exit these positions. It
depends on the nature of the positions we're talking about.

It depends on market conditions. We'll be
opportunistic and everything, Sergio just

said that actually informs the dynamic about

the speed, the timing,
the intensity of when we get out of positions

is, of course, what governs in

that respect. So, I would put no
sort of target or certain extrapolation. Certainly, no extrapolation to the current quarter's revenues in NCL is
saying, well that's a run rate.
On

the cost

side,

I

would argue

that's different

because there

you're

looking at

–

on

the underlying

OpEx,
you're looking at, at this point, the run rate cost to support the rundown of the business. So, as that business
runs down, you would expect that the costs associated, the underlying OpEx supporting the portfolio will also run down. Now, that may not be linear and I wouldn't expect it to be linear,

but it ought to be somewhere in
some way, shape or form correlated with the size of the balance sheet as it starts to diminish over time.
Jeremy Sigee, Exane BNP Paribas
Okay. Thank you.
Andrew Lim, Société Générale
Hi. Morning. Thanks for taking my questions.

So just turning to tax. Obviously, we saw some nice RWA
reduction, but it was negated by the high tax charge.

But at the same time, you're talking about mergers

of
the divisional structure to enable you to reduce the effective tax rate. I was wondering if you could give us
more specificity on when we can expect that to happen.

And would that be a gradual process for the
reduction in the effective tax rate, or would that be actually a step-down change there?
And then, my second question is, you've done a good job on costs, well done there. The exit run rates for the end of the year, I was wondering if you could update us on that.
Todd

Tuckner
Thanks, Andrew. So, on the tax question, in terms of timing. As I mentioned in my remarks, certainly the
elevated tax rate is a function of the fact

that the expenses that are weighing on our pre-tax at the moment, in particular, the integration related expenses are being incurred in jurisdictions where we're not able to offset
– even within the jurisdictions - necessarily offset profits and losses in different entities just given where they
fall out.
So there could be expenses or losses in one entity that's

not tax grouped with an entity that is generating
taxable profits. And that's indeed what's happening

really across the globe because the Credit Suisse entities
in particular, as you'll appreciate under Credit Suisse AG, which is not yet merged with UBS AG, those are
separate chains of entities. So, therefore, anything happening on the CS AG side that you would otherwise
ideally shelter with profits of the UBS side, isn't happening until we start the mergers.
Now, once we do that, your

question was, is it

a step or it's gradual?

We'll see both. I mean,

certainly we'll see
some immediate benefits by bringing together certain

entities. Others are going to be harder work and harder
planning to unlock some additional tax value and get the rate to a lower level. So you’ll see once the mergers
take place over the course of 2024, you'll see some step down. But you'll also, as I said, gradually see the rate come back in.

In terms of the update for year end,

we did say that as of the

third quarter, we see the run rate saves in excess
of

USD

3

billion

and

expect

to

make

further

progress.

We're

undertaking

actions

at

present.

We

haven't
quantified that,

but you

can expect

that there

will be

further progress

in the

fourth quarter

before we

exit 2023.
Andrew Lim, Société Générale
That’s great. Thank you.

Amit Goel, Barclays
Hi. Thank you. Two questions from me. So, the first is, I mean, so clearly the legal entity merger is pretty
important in terms of the kind of the costs

and the tax and so forth. So, do you

mind just reminding us
exactly the main pieces and in terms of the

timing? So, would you be expecting some

of that to happen
within the first half of the year or is that kind

of second half? And just things that

we can monitor to check
the progress there.
And then,

secondly,

just in

terms of

the revenue

picture, just

into Q4,

obviously,

there's the

commentary on
the transactional income and

NII. Just thinking – are you thinking

the underlying revenues Q4 ex-NCL

are likely
to be in line with what we've seen in Q3 or slightly

better or due to seasonality, slightly worse? Thank you.
Todd

Tuckner
Thanks for the questions, Amit. So, on the

legal entities, in terms of the main pieces and the timing,
obviously, the big groups to address are the parent banks that will take place, the two Swiss banks and then the US IHCs and the subsidiaries below. I mean, I'd say those are – and in the

UK as well. And those are going
to be the biggest chunks.
Of course, across the globe, there's also a lot of undertaking in Europe and in Asia. But the big – I highlighted
the big pieces because that's what you

were looking for. We are working hard on developing plans for all of those. I think it's fair to say over the course

of 2024, I won’t at this stage, speculate

on exact timing, but we'll
provide more updates as we go and as we enter the year

and as we go through the year, we'll give you more
specificity around timelines.
In terms of the revenue picture in the fourth quarter, I mean, as you mentioned, repeating back that I offered some NII guidance for our core businesses in terms

of underlying NII. We do see the potential for transactional activities. I mean, the market for transactional

activities is a bit clouded at the moment.
We are seeing some risk off even though, earlier this month certainly some of the less hawkish sentiment,
coupled with further rate hike pauses, and

seeing bonds and equities rally more recently, that would suggest perhaps more risk on. But I think that's all counterbalanced as well in our clients' minds also about what's
happening in the Middle East.
And so we do see the

potential for TRX in our asset

gathering businesses as well

as transactional activity in our
IB to potentially be affected by that. And as you mentioned, seasonality will for sure, in any event, be a factor.
So I'd

say the

revenue picture

is a

bit clouded,

but I,

at this

point, wouldn't

necessarily expect

it to

increase
quarter-on-quarter significantly at this stage.

Amit Goel, Barclays
Got it. Thanks. And just on the legal

entity piece, so just sorry for my understanding, it's like getting the legal
work

done

and

getting

the

regulators

to

kind

of

sign

off.

And

just

in

terms

of

the

main

things

that

you,
obviously, have to get done to do the mergers, is that right?

Todd

Tuckner
Yes.

That's correct. There is

a lot of planning

to be done. The

planning manuals are incredibly

extensive. And
of course,

it needs

to be

approved by

the regulators.

And when

you think

about the

parent bank

and how
many jurisdictions

they operate

in, you're

talking about

regulators across

the world.

So these

are not

simple
transactions by any stretch of the imagination.

Amit Goel, Barclays
Okay. Thank you.
Benjamin Goy, Deutsche Bank
Hi. Good

morning. Two

questions, please.

The first,

if you

could maybe

speak about

the profitability

of the
recovery of funds and assets of Credit

Suisse and how that's going, the discussion with clients there.

And the
second is, it looks like, in particular,

non-core significantly outperformed your expectation you set in Q2 in the third quarter.

So just wondering, what does it mean for the budget, so to say,

you have to, for an accelerated
rundown in Q4 and beyond. Thank you.

Sergio P.

Ermotti

Yes.

I mean, in terms of

the non-core, I don't

think that extrapolating a quarter is

meaningful. I do – as

Todd
mentioned before, we need to look at –

in some cases, we were able to

dispose assets above marks. In others,
we will need to make an assessment about

what we think is the value of those positions.
But I would

pay attention to

not to use

the third quarter

numbers and extrapolate

and call it

is better than

what
we expected because we didn't really give

any guidance on that. So, I mean,

I think that we are confident that
the quality,

broadly speaking,

of the

assets is there.

They are

non-core assets

per se. The

vast majority

is not
problematic

and

therefore

I'm

not

overly

concerned about

the

revenue

or

the cost

to

exit.

As

I

mentioned
before, it's more

of a matter of

addressing the cost to

sustain those assets than it

is about managing out

the
assets themselves.
In terms of

recovery of the funds,

we see a

– the win-back strategy

is still in

place. We have been

– we are

–
very focused.

And probably

what I

can offer

as a

comment is

that as

time goes

by we

saw it

already in

the
second quarter of

the year after

the announcement of

the transaction, and

definitely,

has been confirmed in
the third

quarter.

Basically,

the third

quarter is

a year

after you

started to

see departure

of assets

and client
advisors from Credit Suisse.

Despite the massive outflows

that you saw, the amount of

assets that were able to
be moved

by the

people that

were serving those

assets has

been within

what we

expected, on

average no

more
than 20%. So the

first big issue, as

I said, we have

been able to keep

the vast majority

of the assets.

So it's very
difficult for people that move out to be able to bring

the assets with them.
So if you look at the numbers, it's quite – I can

give you maybe a little bit of anecdotal

evidence. I mean, we
lost around – or Credit Suisse in the last 12 months lost

around 500 client advisors. They moved so far USD
20 billions of assets. So – and let's say that we

we're going to lose further assets because some of

those
people just left more recently, and we're going to see some outflows later on, but we are totally convinced that it's not going to be a multiple of that

USD 20 billions, the future outflows. And we are working

hard to
recapture some of it.

So,

I

think that

our

strategy now

is

more

focused on

regaining

the clients

that left

because

of fears

of the
instability of the system. And in that sense, we maintain our ambitions,

as we say.

Most likely,

we're going to
formulate these

ambitions, as

Todd

mentioned, as

a combined

wealth management business

going forward
because, I mean, it's not

really an issue any longer, Credit Suisse versus UBS, it’s one team.

We are working on
maximizing the

outcome. And

so we're

going to

just outline

our net

new money

growth ambitions

in our

three-
year plan in a way that reflects win-backs and organic

growth.
Benjamin Goy, Deutsche Bank
Good. Thank you.
Chris Hallam, Goldman Sachs
Yeah. Good morning, everyone. Just two from me. So, on profitability, clearly better than expected in the quarter. Previously,

you'd guided for positive underlying

PBT in H2 and breakeven in the third quarter. So,
given the third quarter is already quite positive, does that change how we should think about Q4? I guess

the
old guidance implied a sequential improvement in

the fourth quarter in terms of PBT. So just wondering
whether that's still the right way to

think about that.
And then,

second, and

I appreciate

it's a

bit of

a follow-up

to some

of the

earlier questions

on CS

net new
money.

You've

given

the regional

disclosure

on

a

combined

basis,

but

I

just

wanted

to

check

whether the
combined regional

picture, sort

of Asia

strong,

EMEA strong,

Switzerland more

balanced. Is

that consistent
across both the CS and UBS Wealth franchises?
Todd

Tuckner
Thanks, Christopher. Yeah.

On the second question, it is consistent, obviously

ex the US given CS doesn't
have a wealth presence there, but across, it is. I would say the APAC and EMEA proportionality holds obviously on the smaller base that we

were talking in terms of the net inflows this quarter

compared to the
UBS side. But yes, that dynamic does hold.
In terms of profitability in the fourth quarter, I would say that we certainly accelerated a bit of what we were
forecasting back in August in terms of 3Q, 4Q where we

said roughly breakeven in 3Q and further progress in
4Q. I think we've seen the progress that we've been able to

accelerate. So really undertaking and executing
integration at pace. And you see the results

of that.
I'd say 4Q in

a way standing

alone relative to how

we saw it back

in August is still

around the same. So

I would
look – meaning

I would say

we expect 4Q

to come in

better than breakeven,

which is what

we said was

the
case back in

August. And I would

say balancing the execution

on the cost side,

but also considering some

of
how we're guiding on the

revenue side I think that

number you have an

idea of where we, at this

stage expect
that number to come in.
Chris Hallam, Goldman Sachs
Thanks, Todd. Helpful.
Sergio P.

Ermotti
Okay.

I think this was the

last question. Let me thank

you for dialing in

and by just quickly reiterating,

as you
can see, we are in full execution

mode, but also at the

same time we are planning for

the future. And the next
milestones, other than the

operational one I just or

we just described, is

to prepare the three-year plan that

we
will present in February.

In the meantime, we are very

focused really on, as I said,

on execution. And I'm totally convinced that we are
in

a

good

place

and

of

course,

in

our

mission

to

really

create

some

things

that

will

not

only

be

a

huge
restructuring story,

but also something that has

set the base for

future growth and ambitions

that we have. I
mean, we look

forward to present

you the three-year

plan in February.

And I'm sure

in the meantime,

we're
going to be in touch either directly or through my colleagues for the follow-ups of this call.
Thank you for calling in and enjoy the rest of the

day. Thank you.

Cautionary Statement

Regarding Forward-Looking

Statements |

This presentation contains

statements that constitute

“forward-looking statements,”
including but

not limited

to management’s

outlook for

UBS’s financial

performance, statements

relating to

the anticipated

effect

of transactions

and
strategic initiatives on UBS’s business and

future development and goals or

intentions to achieve climate, sustainability and other

social objectives. While
these forward-looking

statements represent

UBS’s judgments,

expectations and

objectives concerning

the matters

described, a

number of

risks, uncertainties
and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In particular, recent terrorist activity and escalating armed conflict in

the middle east, as well

as the continuing Russia–Ukraine war, may have significant

impacts on global markets, exacerbate
global inflationary pressures, and

slow global growth. In

addition, the ongoing conflicts may

continue to cause significant

population displacement, and
lead

to

shortages

of

vital

commodities,

including

energy

shortages

and

food

insecurity

outside

the

areas

immediately

involved

in

armed

conflict.
Governmental responses to the armed conflicts, including, with respect to the Russia-Ukraine war, coordinated successive sets of sanctions on Russia and
Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions,

including in ways that cannot be anticipated. UBS’s

acquisition of Credit
Suisse has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is

expected to take between

three and five years and

presents significant risks, including

the risks that UBS Group

AG may be unable
to achieve

the cost

reductions and

other benefits

contemplated by the

transaction. This creates

significantly greater

uncertainty about

forward-looking
statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited
to: (i)

the degree to

which UBS is

successful in the

execution of its

strategic plans, including

its cost reduction

and efficiency initiatives

and its ability

to
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levels of

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and leverage

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(LRD), liquidity

coverage ratio

and other

financial resources,

including
changes in RWA assets and liabilities arising from higher market

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to which UBS is successful in
implementing changes to its businesses to

meet changing market, regulatory and other conditions,

including as a result of the acquisition of Credit Suisse;
(iii) increased inflation

and interest rate

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(iv) developments

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macroeconomic climate

and in the

markets in

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or to which

it is exposed, including

movements in securities prices

or liquidity,

credit spreads, currency

exchange rates, deterioration or

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and

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the effects

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economic conditions,

including increasing

inflationary pressures,

market

developments,
increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,

as
well as on client sentiment and

levels of activity,

including the COVID-19 pandemic and the measures taken to

manage it, which have had and may

also
continue to

have a

significant adverse

effect on

global and

regional economic

activity,

including disruptions

to global

supply chains

and labor

market
displacements; (v) changes in the

availability of capital and funding, including

any adverse changes in UBS’s credit

spreads and credit ratings of UBS, Credit
Suisse, sovereign issuers, structured

credit products or

credit-related exposures, as

well as availability and

cost of funding to

meet requirements for

debt
eligible

for

total

loss-absorbing

capacity

(TLAC),

in

particular

in

light

of

the

acquisition

of

Credit

Suisse;

(vi)

changes

in

central

bank

policies

or

the
implementation of financial legislation and regulation in Switzerland, the US, the UK, the European

Union and other financial centers that have imposed,
or resulted

in, or

may do

so in

the future,

more stringent

or entity-specific capital,

TLAC, leverage ratio,

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and funding
requirements, heightened operational

resilience requirements, incremental

tax requirements, additional

levies, limitations

on permitted activities,

constraints
on remuneration, constraints on transfers

of capital and liquidity

and sharing of operational costs

across the Group or other measures, and

the effect these
will or would

have on UBS’s

business activities;

(vii) UBS’s ability

to successfully

implement resolvability

and related regulatory

requirements and the

potential
need

to

make

further changes

to

the

legal structure

or

booking model

of

UBS

in

response

to

legal

and

regulatory

requirements and

any additional
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its acquisition

of Credit Suisse,

or other developments;

(viii) UBS’s ability

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and improve its

systems and controls

for complying
with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations,
in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies;

(x) changes in UBS’s competitive
position, including whether

differences in

regulatory capital and

other requirements among

the major

financial centers adversely

affect UBS’s

ability to
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changes in the

standards of conduct

applicable to our

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operational risk component of our RWA,

including as a result of

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well as

the amount

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return to

shareholders; (xiii)

the effects

on UBS’s

business, in

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banking, of
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determinations or interpretations affecting the

recognition of gain or

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goodwill, the recognition of
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to implement new technologies and business

methods, including digital services and technologies,
and ability to successfully compete with both

existing and new financial service providers, some

of which may not be regulated

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management, risk

control, measurement

and modeling,

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(xviii) the

occurrence of

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such as

fraud, misconduct,

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restrictions on the ability of its subsidiaries to make loans or distributions, directly

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or,

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in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes

in
regulation, capital or legal structure, financial

results or other factors may affect

UBS’s ability to maintain its

stated capital return objective;

(xxi) uncertainty
over the scope

of actions that

may be

required by

UBS, governments and others

for UBS to

achieve goals relating

to climate, environmental

and social
matters, as

well as

the evolving nature

of underlying science

and industry and

the possibility of

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governmental standards and
regulatory regimes;

(xxii) the

ability of

UBS to

access capital

markets; (xxiii)

the ability

of UBS

to successfully

recover from

a disaster

or other

business
continuity

problem

due

to

a

hurricane,

flood,

earthquake,

terrorist

attack,

war,

conflict

(e.g.,

the

Russia–Ukraine

war),

pandemic,

security

breach,
cyberattack, power

loss, telecommunications

failure

or other

natural or

man-made event,

including the

ability to

function remotely

during long-term
disruptions such as the COVID-19

(coronavirus) pandemic; (xxiv) the level

of success in the absorption of

Credit Suisse, in the integration of

the two groups
and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing

in the Credit

Suisse Group, the

level of resulting

impairments and

write-downs, the

effect of the

consummation of

the integration
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credit rating of UBS – delays,

difficulties, or failure in closing the

transaction may cause market disruption and
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relationships; and (xxv) the effect that these or other factors or unanticipated events,
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our reputation

and the

additional consequences

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The sequence in which the factors

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the potential magnitude of their

consequences.
Our business and financial performance could be affected

by other factors identified in our

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reports, including those filed with
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including the Annual Report

on Form 20-F

for the year ended

31 December 2022. UBS

is not under any

obligation to (and
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a result of new information, future events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By:

/s/ Ulrich Körner

_____
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

November 8, 2023